SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

913915104

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 913915104		Page 2 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,238,501 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,238,501 (1)

11.	Aggregate amount beneficially owned by each reporting person 6,238,501 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.8% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of (i) 928,961 shares common stock, $0.0001 par value per share (the “Common Shares”) of Universal Technical Institute, Inc.’s (“UTI” or the “Issuer”) and (ii) 5,309,540 Common Shares that could currently be obtained upon conversion of UTI’s Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held by Coliseum Capital Partners, L.P. (“CCP”) and a separate account managed by Coliseum Capital Management, LLC (the “Separate Account”, and together with CCP, the “Coliseum Holders”). Does not include 8,052,142 Common Shares (or the voting equivalent thereof) that are subject to the Continuing Caps (as such terms are defined in Item 4 of Amendment No. 3 of this Schedule 13D) that are held by the Coliseum Holders. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons (as defined in in this Schedule 13D) may be converted into 5,309,540 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designations (as such term is defined in Item 4 of Amendment No. 3 of this Schedule 13D). The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval (as such terms is defined in Item 4 of Amendment No. 3 of this Schedule 13D) or a further good faith determination by the Issuer that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104		Page 3 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,225,167 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,225,167 (1)

11.	Aggregate amount beneficially owned by each reporting person 5,225,167 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.6% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of (i) 749,183 Common Shares and (ii) 4,475,984 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held by CCP. Does not include 6,623,836 Common Shares (or the voting equivalent thereof) that are subject to the Continuing Caps that are held by CCP. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons may be converted into 5,309,540 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104		Page 4 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,225,167 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,225,167 (1)

11.	Aggregate amount beneficially owned by each reporting person 5,225,167 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.6% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of (i) 749,183 Common Shares and (ii) 4,475,984 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held by CCP. Does not include 6,623,836 Common Shares (or the voting equivalent thereof) that are subject to the Continuing Caps that are held by CCP. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons may be converted into 5,309,540 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104		Page 5 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,238,501 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,238,501 (1)

11.	Aggregate amount beneficially owned by each reporting person 6,238,501 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.8% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (i) 928,961 Common Shares and (ii) 5,309,540 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held directly by the Coliseum Holders. Does not include 8,052,142 Common Shares (or the voting equivalent thereof) subject to the Continuing Caps that are held by the Coliseum Holders. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons may be converted into 5,309,540 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104		Page 6 of 8 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,238,501 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,238,501 (1)

11.	Aggregate amount beneficially owned by each reporting person 6,238,501 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.8% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (i) 928,961 Common Shares and (ii) 5,309,540 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock held directly by the Coliseum Holders. Does not include 8,052,142 Common Shares (or the voting equivalent thereof) subject to the Continuing Caps that are held by the Coliseum Holders. In the aggregate, shares of Series A Preferred Stock held collectively by the Reporting Persons may be converted into 5,309,540 Common Shares and the Reporting Persons may vote such Shares of Series A Preferred Stock in accordance with the Certificate of Designation. The remaining shares of Series A Preferred Stock held by the Reporting Persons, which would be convertible into 8,052,142 Common Shares, remain subject to the Continuing Caps, and may not be converted or voted without receipt of Regulatory Approval or a further good faith determination by UTI that such Regulatory Approval is not required.

SCHEDULE 13D
CUSIP No. 913915104		Page 7 of 8 Pages

Explanatory Note: This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) filed on March 21, 2016 with the Securities and Exchange Commission (the “SEC”) by Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P., Coliseum Holdings I, LLC, Coliseum Capital Co-Invest, L.P., Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton”), relating to shares of common stock, $0.0001 par value per share (the “Common Shares”), of Universal Technical Institute, Inc. (“UTI”), a corporation organized under the laws of Delaware, as amended by Amendment No. 1 filed with the SEC on June 28, 2016, Amendment No. 2 filed with the SEC on December 19, 2019, Amendment No. 3 filed with the SEC on September 16, 2020 (“Amendment No. 3”) and Amendment No. 4 filed with the SEC on December 29, 2022 (“Amendment No. 4”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

The source and amount of funds used in purchasing Common Shares since Amendment No. 4 by the Reporting Persons and a separate account (the “Separate Account”) investment advisory client of CCM were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$3,390,966.90
Separate Account	Working Capital	$817,029.36

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and supplemented as follows:

(a) –

(b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 34,066,499 Common Shares outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 9, 2023.

(c)

The Reporting Persons effected the following transactions in the Common Share on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the last 13D filing, whichever is less:

Name	Nature of Transaction	Date	Number of Common Shares	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Purchase	06/21/2023	21,097	$6.46	$6.43 - $6.50
Separate Account	Open Market Purchase	06/21/2023	5,218	$6.46	$6.43 - $6.50
CCP	Open Market Purchase	06/22/2023	14,976	$6.55	$6.49 - $6.60
Separate Account	Open Market Purchase	06/22/2023	3,701	$6.55	$6.49 - $6.60
CCP	Open Market Purchase	06/23/2023	210,628	$6.70	$6.49 - $6.75
Separate Account	Open Market Purchase	06/23/2023	52,030	$6.70	$6.49 - $6.75

SCHEDULE 13D
CUSIP No. 913915104		Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: June 26, 2023

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact